                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001

                                       OR

                [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.
                            4 World Financial Center
                              New York, N.Y. 10080

     Financial Statements and Exhibits
     ---------------------------------

(a) Financial Statements for the Years Ended December 31, 2001 and 2000, Supplemental Schedule for the Year Ended December 31, 2001, and Independent Auditors' Report.

     The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)  Exhibits

     (23.1) Consent of Independent Public Accountants (following financial statements).

                                   SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act
        --------
of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Merrill Lynch & Co., Inc.
                                        401(k) Savings & Investment Plan

Date: June 27, 2002                     By: /s/ Thomas A. Panebianco, Jr.
                                            -----------------------------
                                            Thomas A. Panebianco, Jr.
                                            Vice President, Merrill Lynch
                                            Trust Company, FSB
                                            Trustee

Merrill Lynch & Co., Inc. 401(k)
Savings & Investment Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2001 and 2000
Supplemental Schedule
December 31, 2001

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------------------------------------------------


                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

   Statements of Assets Available for Benefits as of December 31, 2001 and 2000                                    2

   Statement of Changes in Assets Available for Benefits for the year ended December 31, 2001                      3

   Notes to Financial Statements                                                                                  4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

  Schedule of Assets Held for Investment Purposes                                                                8-10

INDEPENDENT AUDITORS' REPORT

Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 21, 2002

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                     2001               2000

ASSETS:
  Investments, at fair value:
    Common stock                               $1,069,994,966     $1,369,830,999
    Funds and trusts                            2,053,055,087      2,147,468,561
    Loans receivable                               72,293,273         55,649,908
                                               --------------     --------------

           Total investments                    3,195,343,326      3,572,949,468

  Cash                                             11,695,426          8,607,408
  Receivable for pending transactions
    and accrued income                              1,955,797          5,849,574
  Employer contributions receivable                   937,339            989,508
  Employee contributions receivable                 4,905,477          5,830,087
                                               --------------     --------------
ASSETS AVAILABLE FOR BENEFITS                  $3,214,837,365     $3,594,226,045
                                               ==============     ==============


See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------


                                                                                        2001

ADDITIONS:
  Investment (loss):
    Net (depreciation) in fair value of investments                                $  (621,071,060)
    Dividends and interest                                                             113,142,961
                                                                                   ---------------

           Total investment (loss)                                                    (507,928,099)

  Contributions to the Plan by the Company                                              54,965,867
  Contributions to the Plan by the participants                                        289,107,115
  Rollovers from other qualified plans                                                  13,899,146

  Transfers from other qualified plan                                                      379,471
                                                                                   ---------------

           Total                                                                      (149,576,500)
                                                                                   ---------------

DEDUCTIONS:
  Disbursements of benefits to beneficiaries or participants                           229,768,076
  Administrative expenses                                                                   44,104
                                                                                   ---------------

           Total deductions                                                            229,812,180
                                                                                   ---------------

NET DECREASE IN ASSETS AVAILABLE
  FOR BENEFITS                                                                        (379,388,680)

ASSETS AVAILABLE FOR BENEFITS:
                                                                                     3,594,226,045
                                                                                   ---------------

  End of year                                                                      $ 3,214,837,365
                                                                                   ===============


See notes to financial statements.

Merrill lynch & co., inc.
401(k) savings & investment plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

      General - The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Eligibility for Pre-tax Contributions - Effective July 1, 2000, qualifying employees no longer have to complete one year of service to participate in the 401(k) plan. During 1999 and the first half of 2000, qualifying employees could elect to participate in the Plan as of the first day of the month following 12 months of employment or the first day of any month thereafter.

      Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $10,500 for 2001 and 2000 (subject to certain exceptions described in the Plan). A Participant can elect to change the rate at which his/her contribution is determined at any time during the year.

      Eligibility for Company Contributions - Effective January 1, 2000, after one year of service, Merrill Lynch & Co., Inc. (the "Company") matches half of the first 6% of Eligible Compensation that the individual contributes, up to an annual maximum Company contribution of $2,000.
      No Employer contributions are made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

      Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and allocations of Company discretionary contributions and Plan earnings, and charged with the allocation of Plan losses. Allocations are based on participant earnings or account balances as defined.

      Forfeitures - Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from a former employer's qualified retirement plan. Participants who terminate employment become vested in Employer contributions and earnings based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service
      - 80% vested; and 5 Years of Service - 100% vested. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

      Investment Options - Participants direct the investment of their contributions into the various investment options offered by the Plan.

      Vesting - Participants are vested immediately in their contributions plus any earnings thereon.

      Participant Loans - Active participants in the Plan are eligible for loans from the Plan. Interest on loans is generally calculated based on the Federal Prime Rate as per the Federal Reserve for the preceding quarter plus 1%. The maximum loan amount that may be obtained is 50% of the participant's account balance and the maximum amount of all loans outstanding to a participant cannot exceed $50,000.

      Payment of Benefits - Distributions of participants' account balances occur only upon retirement, death or other termination of employment. A participant, or a participant's beneficiary, may receive distributions under one of several options. The options allow for payment in lump-sum distributions of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounting records of the Plan are maintained on an accrual basis except that benefit distributions are recorded when paid. Purchases and sales of securities are recorded on a trade date basis.

      The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sale price (if traded on the last business day in December), the prevailing bid price, or the prevailing asset value at the close of trading on the last business day in December. Dividend income is recorded on the ex-dividend date.

      The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed accounts that were transferred into the Plan for administrative convenience only.

      New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which was later amended by SFAS No. 138. The effective date of SFAS No. 133 is now for fiscal years beginning after June 15, 2000. Effective January 1, 2001, the Plan adopted this statement. Upon adoption, SFAS No. 133 had no impact on the Plan's financial position or results of operations. In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended December 15, 2000. The adoption of this Statement had no impact on the financial statements of the Plan for the year ended December 31, 2001.

      During 2001, the FASB issued the following SFAS:

      SFAS No. 141 - Business Combination

      SFAS No. 142 - Goodwill and Other Intangible Assets

      These pronouncements are effective for the period beginning January 1, 2002, the adoption of the above referenced statements had no impact on the Plan's financial position or results of operations.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001 and changes in the statement of assets available for benefits for the year ended December 31, 2001. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

      The Plan invests in various securities including the Company stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of the Plan.

      Reclassification - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3.    INVESTMENTS

      The Administrative Committee has the authority to designate Investment Funds for the investment of accounts to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

      All contributions to the Plan are participant directed.

      At December 31, 2001, there were 78 investment options available in the Plan. This includes 7 core investment options and 71 noncore investment options including Merrill Lynch & Co., Inc. common stock.

      During 2001 and 2000, the Plan's investments (including investments bought, sold and held during each year) (depreciated) appreciated in value as follows:

                                                                            2001                 2000

Change in fair value of investments:

  Common stock                                                        $  (347,802,559)     $  568,179,612
  Funds and trusts                                                       (273,268,501)       (308,296,926)
                                                                      ---------------      --------------

                                                                      $  (621,071,060)     $  259,882,686
                                                                      ===============      ==============


      The value of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                                          2001                  2000

Merrill Lynch & Co., Inc.*                                           $ 1,069,994,966       $ 1,369,830,999
Merrill Lynch*:
  Basic Value Fund Class A                                               390,138,764           400,521,705
  Retirement Reserves Money Fund                                         194,527,544           180,257,616
  Fundamental Growth Fund Class A                                        186,734,709           140,492,293

* Party-in-interest as defined by ERISA.

4.    ADMINISTRATIVE EXPENSES

      All Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

      In the event of termination, participants' account balances become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.    RELATED PARTY TRANSACTIONS

      The Retirement Group, a division of Merrill Lynch, Pierce Fenner & Smith Inc., a subsidiary of the Plan sponsor, performs recordkeeping services for the Plan including but not limited to the collection of contributions, the allocation of forfeitures, and benefit distributions to participants. Employees of The Retirement Group may also be participants in the Plan. Certain administrative functions are performed by officers or employees of the Company who may also be participants in the Plan. No such officer or employee receives compensation from the Plan.

8.    PLAN MERGERS

      On March 24, 2000, the Mercury Asset Management International Ltd. 401(k) Retirement Plan of Mercury Asset Management International Ltd. was merged with the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan. Assets totaling $1,136,764 were transferred to the Trust established under the Plan.

      In January 2001, pursuant to the Merrill Lynch & Co., Inc. Executive Committee resolution, it was decided to merge the Herzog, Heine, Geduld, Inc., 401(k) Profit Sharing Plan into the Plan and that amounts held in the Herzog Trust were transferred to the trust established under the Plan on April 1, 2002. $16,032,241 of cash was added to the Plan in connection with this merger and loan receivables of $574,112 were also added to the plan.

      In December 2001, pursuant to the Merrill Lynch & Co., Inc. Executive Committee resolution, it was decided to merge the Tandem Financial Group, Inc. 401(k) Profit Sharing Plan with and into the Plan and that all amounts held in the Tandem trust were transferred to the trust established under the Plan on December 4, 2001. Assets totaling $379,471 were added to the Plan in connection with this merger.

                                     ******

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------


                                                                    Number of        Market
                     Description                                      Shares         Value

COMMON STOCK:
   *Merrill Lynch & Co., Inc.                                        20,529,451  $ 1,069,994,966

FUNDS AND TRUSTS:
GSIF U.S. Gov. Zero Coupon Bond Series 8 - Various Trusts
    2004 Trust Zero Coupon                                              133,351       12,442,203
    2009 Trust Zero Coupon                                              470,545       32,686,893
    2014 Trust Zero Coupon                                              206,621       10,348,402

* Merrill Lynch:
    Aggregate Bond Index Trust                                          154,121        2,043,645
    Balanced Capital Fund Class A                                     5,501,405      147,052,553
    Basic Value Fund                                                 13,324,411      390,138,765
    Bond Fund, Inc. - Core Bond Portfolio Class A                     3,930,476       43,471,060
    Corporate Bond Fund, Inc. - High Income Portfolio Class A         5,565,601       26,436,605
    Bond Fund, Inc. - Intermediate Portfolio Class A                    849,674        9,592,820
    Developing Capital Markets Fund Class A                             168,664        1,725,436
    Disciplined Equity Fund Class A                                      40,161          394,382
    Dragon Fund Class A                                                 819,243        6,160,708
    Emerging Markets Debt Fund A                                        129,840          829,678
    Equity Income Fund Class A                                          305,746        3,540,541
    Equity Index Trust 3                                              1,706,633      141,445,783
    Euro Fund Class A                                                 1,962,859       24,653,507
    Focus Twenty Fund Class A                                         8,053,534       15,623,856
    Focus Value Fund Class A                                          1,436,212       16,559,528
    Fundamental Growth Fund Class A                                  10,311,138      186,734,709
    Global Allocation Fund Class A                                   11,247,268      144,527,391
    Global Bond Fund for Investment & Retirement Class A                109,214          831,118
    Global Growth Fund Class A                                        3,000,446       28,204,190
    Global Small Cap Fund Class A                                     1,047,815       17,875,726
    Global Technology Fund Class A                                    8,433,461       74,045,789
    Global Value Fund Class A                                         2,073,986       22,544,227
    Healthcare Fund Class A                                           5,387,952       37,069,112
    International Equity Fund Class A                                   140,270        1,134,782
    International Index Trust                                           421,643        4,494,717
    Large Cap Core Fund Class A                                         628,932        6,245,297
    Large Cap Growth Fund Class A                                       570,797        4,691,949
    Large Cap Value Fund Class A                                        683,165        7,890,558
    Latin America Fund                                                  147,789        1,905,005
    Merrill Lynch Global Financial Services Class A                     115,388        1,292,350
    Mid-Cap Value Fund A                                                570,487        9,932,187
    Natural Resources Trust Fund A                                      298,818        5,788,102

                                                                                        (Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

----------------------------------------------------------------------------------------------------------------


                                                                    Number of       Market
                     Description                                     Shares         Value

FUNDS AND TRUSTS (continued):

    Pacific Fund Class A                                              1,787,711  $   29,801,136
    Premier Growth Fund Class A                                         187,918         563,754
    Retirement Preservation Trust                                   135,584,113     135,584,113
    Retirement Reserves Money Fund                                  194,527,544     194,527,544
    Select Ten Retirement Portfolio 2000                                     60              60
    Select Ten Retirement Portfolio 2001                             20,398,702      19,019,750
    Short-Term U.S. Government Fund Class A                             134,839       1,294,452
    Small Cap Index Trust                                               594,909       6,948,535
    Small Cap Value Fund Class A                                      3,213,331      77,762,621
    U.S. Government Mortgage Fund Class A                               224,952       2,231,526
    U.S. High Yield Fund Class A                                        561,012       3,405,346
    Utilities & Telecommunications Fund Class A                         554,186       5,314,647
    World Income Fund Class A                                           117,929         643,895

* Mercury
      Global Balanced Fund Class I                                        6,589          56,992
      Global Holdings Fund Class I                                      355,430       2,473,792
      Growth Opportunity Fund Class I                                    37,537         520,644
      HW International Value Fund Class I                               408,946       7,962,183
      HW Mid-Cap Value Fund Class I                                     631,913      10,565,590
      HW Large Cap Value Fund Class I                                   210,127       3,330,513
      HW Small Cap Value Fund                                           393,425      11,334,576
      Large Cap Growth Fund Class I                                         222           1,636
      Low Duration Fund                                                 159,999       1,588,792
      International Fund                                                719,197       6,012,484
      Pan European Growth Fund Class I                                  424,869       3,551,906
      QA International Fund Class I                                      17,726         122,842
      QA Large Cap Core Fund Class I                                     29,597         216,943
      QA Large Cap Growth Fund Class I                                   44,673         291,714
      QA Large Cap Value Fund Class I                                    29,197         242,042
      QA Mid Cap Fund Class I                                            73,073         682,498
      QA Small Cap Fund Class I                                          42,257         426,376
      QA Strategy All Equity Fund Class I                                26,119         201,119
      QA Strategy Growth & Income Fund Class I                            5,820          50,754
      QA Strategy Long-Term Growth Fund                                  59,650         487,936
      Select Growth Fund Class I                                         43,507         446,383
      Total Return Bond Fund                                            180,794       2,305,121
      U.S. Government Securities Fund I                                  89,305         935,020
      U.S. Large Cap Fund Class I                                        18,025         145,099
      U.S. Small Cap Growth Fund                                        191,791       2,036,816

                                                                                       (Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

---------------------------------------------------------------------------------------------------


                                                                    Number of        Market
                     Description                                      Shares         Value

FUNDS AND TRUSTS (continued):

  Other:
      AIM International Equity Fund                                   1,066,422  $   15,889,690
      Alliance Quasar Fund Class A                                      312,858       6,357,269
      Blackrock Small Capital Growth                                  1,894,035      23,694,376
      Ivy International Fund Class A                                    159,506       3,300,188
      MFS Research Fund                                               1,513,992      28,463,047
      Munder Multi-Season Growth                                        134,493       1,909,797
                                                                                 --------------


           Total Funds and Trusts                                                 2,053,055,087
                                                                                 --------------

TOTAL INVESTMENTS                                                                $3,123,050,053
                                                                                 ==============

*LOANS RECEIVABLE                                                                $   72,293,273
                                                                                 ==============

TOTAL                                                                            $3,195,343,326
                                                                                 ==============



* Permitted Party-in-interest